10026796

Washington, DC 102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section FEB 24 2010 Washington, DC 122

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35120

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrated Financial Planning Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Karlstr. 20

(No. and Street)

69117 Heidelberg, Germany

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry E. Swanson +49-6221-23597 or +1-443-450-4543

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen J. Staresinic, CPA

(Name – *if individual, state last, first, middle name*)

Werastrasse 105, 70190 Stuttgart, Germany

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/8

OATH OR AFFIRMATION

I, Barry E. Swanson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrated Financial Planning Services, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

File No. 114 / 2010

I hereby certify that the document affixed and sealed here to was signed in my presence by

Mr. Barry Ernest **Swanson,** born 23. June 1940, resident Karlstraße 20 in 69117 Heidelberg, identified by his passport of the United States of America.

Heidelberg, 10th February 2010

Dr. Kleensang
notary public

Integrated Financial Planning Services
Audited Balance Sheet
As of December 31, 2009

	Dec 31, '09
ASSETS	
Current Assets	
Checking/Savings	
100 · M & T Main Acct	119,557.98
102 · Commerzbank	-2,982.13
111 · M & T Special Acct	181.79
Total Checking/Savings	116,757.64
Accounts Receivable	
1200 · Accounts Receivable	4,216.20
Total Accounts Receivable	4,216.20
Other Current Assets	
104 · Acct Rec - Other	15,076.12
105 · Acct Rec - Draw Reimbursement	3,278.36
106 · Acct Rec - Reps Comms	2,055.17
110 · NASD Cash Account	1,113.65
113 · Acct Rec MF Commissions	88,085.98
132 · Prepaid Renewal Fees	9,053.00
133 · Prepaid Insurance	2,298.00
135 · Prepaid Supplies	1,190.00
136 · Prepaid Computer Service	2,040.00
Total Other Current Assets	124,190.28
Total Current Assets	245,164.12
Fixed Assets	
140 · Furniture & Equipment	79,906.32
150 · A/D - Furn & Equip	-77,902.60
Total Fixed Assets	2,003.72
TOTAL ASSETS	**247,167.84**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
205 · Accounts Payable	5,784.02
208 · Taxes Payable	5,947.53
210 · Comm. Payable	80,825.67
Total Other Current Liabilities	92,557.22
Total Current Liabilities	92,557.22
Total Liabilities	92,557.22
Equity	
300 · Owners Equity	-5,851.51
3000 · Opening Bal Equity	261,546.74
Net Income	-101,084.61
Total Equity	154,610.62
TOTAL LIABILITIES & EQUITY	**247,167.84**

Integrated Financial Planning Services
Audited Profit & Loss
January through December 2009

		Jan - Dec '09
Ordinary Income/Expense		
Income		
404 · Rev - Life Insurance		148,683.63
405 · Rev - MF Commissions		851,184.70
406 · Rev -Muncipal Funds - 529 Plans		2,087.45
410 · Rev - FINRA Fees		
Advertising Fee	640.00	
Branch Registration Fee	2,905.00	
Cont. Ed. Fee	1,525.00	
Disclosure Fee	105.00	
Fingerprint Fee	180.00	
Registration	420.00	
Series 6 Exam	275.00	
Series 63 Exam	415.00	
State Regis Fee	5,577.00	
Termination Fee	660.00	
Total 410 · Rev - FINRA Fees		12,702.00
413 · Rev - Comp. Review		200.00
414 · Advisor Mail Fees		8,340.00
415 · Rev - Bonding Fees		2,088.00
416 · Annual Registration Fee		3,300.00
417 · Rev - Bus Card,Supp,Admin,etc		515.00
420 · Rev - Investment Fair		7,749.00
430 · Rev - Group Health Plan		5,744.18
Total Income		1,042,593.96
Expense		
501 · Admin Fees		
Compliance	11,200.00	
FINRA Administration	21,269.67	
General	2,088.00	
Total 501 · Admin Fees		34,557.67
502 · Accounting Fees		62,400.00
505 · Advertising		1,779.87
506 · Audit Expense		1,200.00
510 · Auto Expense		
Gas	1,803.42	
Parking	432.70	
Service	812.95	
510 · Auto Expense - Other	73.08	
Total 510 · Auto Expense		3,122.15
512 · Bank Service Charges		2,510.34
514 · Commissions-Side Charges		367.29
515 · MF Commission Reps		676,625.48
516 · Supervisory Overrides		23,744.80
517 · Depreciation		2,825.73
519 · Labor - Financial Operations		
General Admin	1,788.50	
Gray, Kathy A	12,925.00	
Taxes - Employer	245.93	
Total 519 · Labor - Financial Operations		14,959.43
520 · Labor - Heidelberg Office		
Manbeck, Christi	19,034.66	
Reinking, Justin	23,251.92	
Social Services - AOK	27,742.69	
Taxes - Lohnsteuer	8,326.15	
Total 520 · Labor - Heidelberg Office		78,355.42
521 · Membership Dues		1,449.45
522 · Subscriptions		628.48
524 · Meals & Entertainment		15,630.87
528 · Conference Fees		575.00

		Jan - Dec '09
530 · Insurance Expense		
Auto	779.64	
Medical-Dental	9,440.04	
Total 530 · Insurance Expense		10,219.68
535 · Investment Fair		
Hotel	16,611.19	
Meals & Entertainment	454.13	
office exp	2,311.11	
Prizes	3,383.48	
Total 535 · Investment Fair		22,759.91
536 · Compliance Meetings		2,070.89
537 · Legal & Professional Fees		7,576.65
543 · Bonding Fee		2,762.00
544 · Regis Fees		964.90
545 · FINRA Expenses		
Advertising Review Fees	640.00	
Annual Fee	8,767.50	
Cont. Ed. Fee	1,350.00	
Disclosure Fee	190.00	
Fingerprint Fee	166.20	
Registration	720.00	
Series 6 Exam	255.00	
Series 63 Exam	384.00	
State Regis Fee	943.00	
Termination Fee	440.00	
Total 545 · FINRA Expenses		13,855.70
549 · Office Expenses		9,196.51
552 · Phone		
Cellular Service	733.78	
Phone/Fax Calls	278.20	
Telekom - HD Office	3,677.07	
Verizon - MD Office	1,202.90	
Total 552 · Phone		5,891.95
555 · Computer Expenses		1,107.50
556 · Network Subscriptions		12,999.76
557 · Publications		610.12
560 · Postage - American		822.34
561 · Postage - German		2,304.92
562 · Printing		
Business Card Printing	611.12	
Total 562 · Printing		611.12
563 · Promotional Expense		
Office	185.00	
Total 563 · Promotional Expense		185.00
565 · Rent		
HD Office	21,041.98	
HD Parking	1,826.94	
HD Storage Facility	2,129.71	
MD Office	3,600.00	
MD Storage Facility	840.00	
Total 565 · Rent		29,438.63
567 · Repairs		
Office	2,756.13	
Total 567 · Repairs		2,756.13
571 · Training Expense		224.00
572 · Study Guides		77.00
575 · Travel		
Air Fare	10,129.71	

	Jan - Dec '09
Car Rental	
Gasoline	83.95
Car Rental - Other	172.16
Total Car Rental	256.11
Hotel	5,531.11
Meals & Entertainment	2,042.07
Taxis	1,010.79
Train Tickets	1,088.25
Total 575 · Travel	20,058.04
576 · Utilities	7,533.12
600 · Exp - Integrated Benefits	3,469.18
Total Expense	1,078,227.03
Net Ordinary Income	-35,633.07
Other Income/Expense	
Other Income	
450 · Interest Income	
M & T Main Account	65.12
M & T Special Account	7.24
Total 450 · Interest Income	72.36
460 · MISC Income	3,361.44
485 · Gain/Loss on Exchange Rate	-926.90
Total Other Income	2,506.90
Other Expense	
580 · Taxes	
Einkommensteuer	37,246.11
Gewerbesteuer	13,306.12
Road Tax	927.49
US Back Up Withholding	1.96
US Income Tax	10,655.73
Total 580 · Taxes	62,137.41
583 · FINRA Focus Assessment	4,888.76
585 · Contributions	650.27
590 · Bad Debt	282.00
999 · Wash Account for Special Acct	0.00
Total Other Expense	67,958.44
Net Other Income	-65,451.54
Net Income	**-101,084.61**

Integrated Financial Planning Services
Notes to Financial Statements
January 1, 2009 to December 31, 2009

1. The financial statements are prepared on the accrual basis. All amounts are in US Dollars.

2. RECEIVABLES – MUTUAL FUNDS COMMISSIONS DUE represent an accrual based on a rolling monthly average of commissions received in the last six months. This accrual is reversed the following month when the actual commissions received are recorded. This accrual method was adopted with the assistance of the NASD audit team in September 2004 and revised in January 2009.

3. RECEIVABLES FROM NON CUSTOMERS represent a segregated cash account for the exclusive benefit of customers and short-term receivables (advances) due from registered representatives.

4. PROPERTY, FURNITURE AND EQUIPMENT represent purchase prices of computers, cars and office equipment, net of accumulated depreciation. Depreciation is calculated on a straight-line basis using lives of four to seven years.

5. OTHER ASSETS represents cash on account with FINRA for exams/registrations of representatives, as well as reserve deposits with mutual fund companies.

6. ACCOUNTS PAYABLE-REGISTERED REPRESENTATIVES represent commissions due to representatives for one-time sales, thereby keeping consistency with accounting for RECEIVABLES-MUTUAL FUNDS COMMISSIONS DUE.

7. SALES REVENUE represents percentages of total investments sales paid of due to the business from investments companies for sales representatives and owner.

8. OTHER EMPLOYEE COMPENSATION AND BENEFITS represent contract labor expense for administrative assistance and commission expense, which consists of approximately 80% of sales revenue attributable to sales by representatives and paid or due to representatives (see Note 7).

9. OTHER EXPENSE represents costs associated with operating the business that are not included in other line items.

10. MISC INCOME consists of refunds of income and trade tax overpayments resulting from assessments from several prior tax periods.

11. CONTINGENT LIABILITY – we believe that there are no circumstances as of the reporting date which would require the recording of a contingent liability. We are not involved in any litigation as of the reporting date.

Integrated Financial Planning Services
Audited Statement of Changes in Ownership Equity
December 31, 2009

Equity, Opening Balance, Janaury 1, 2009	$	261,546.74
Owner's Equity, January 1, 2009		(15,597.45)
Ownership Equity, January 1, 2009	$	245,949.29
Net Income (Loss), Year-to-Date		(101,084.61)
Additions (Deductions) and Adjustments, Year-to-Date		9,745.94
Ownership Equity, December 31, 2009	$	154,610.62

Integrated Financial Planning Services
Audited Statement of Cash Flows Worksheet
December 31, 2009

Net Income		$	(101,084.61)
Adjustments:			
Depreciation Expense	2,825.73		
(Increase)Decrease in A/R	15,350.54		
Increase(Decrease) in A/P	(4,169.82)		
(Increase)Decrease in Prepaid Exp.	(3,515.50)		
			10,490.95
Net Cash provided by operating activities			(90,593.66)
Purchase of Equipment	-		
Disposal of Equipment	-		
Capital Withdrawals & Adjustments	9,745.94		
			9,745.94
Net Increase(Decrease) to cash		$	(80,847.72)
CASH BEGINNING BALANCE, January 1, 2009			197,605.36
CASH ENDING BALANCE, December 31, 2009			116,757.64
Net change to cash		$	(80,847.72)
	Difference:		-

Integrated Financial Planning Services
Audited Net Capital Computation
December 31, 2009

Total ownership equity (o/e)	$154,610.62	Total Equity from Balance Sheet
Total o/e qualified for net capital	154,610.62	
Total cap & allowable subloans	154,610.62	

Total Assets from Balance Sheet	247,167.84
Allowable Assets:	
Cash - M & T Main Op Acct	119,557.98
Cash - Commerzbank	(2,982.13)
A/R Commisssions from Fund Companies less than 30 days old	88,085.98
Less Allowable Assets	204,661.83
Non Allowable Assets	42,506.01

Deductions &/or charges Total non-allowable assets	42,506.01	
Net capital before haircuts	112,104.61	
Haircuts on securities: Trading and investment sec: Other securities	-	
Adjusted Net Capital	112,104.61	
Minimum Net Capital Requirement	25,000.00	
Excess Net Capital	87,104.61	
Aggrevated Indebtedness	92,557.22	Total Liabilities from Balance Sheet
AI to Net Capital Ratio	0.83	

Notes:

Other securities	-
Other securities@15%	-
Net cap bef cut@.10%	-
Additional Deduction	-

(15% of the diff between total
of Mutual Funds and
10% of Net Cap before haircut)

Integrated Financial Planning Services
Mr. Barry Swanson
Karlstrasse 20
69117 Heidelberg, Germany

1 February 2010

Dear Mr. Swanson,

You have requested that I audit the balance sheet of Integrated Financial Planning Services as of 31 December 2009, and the related statements of income and cash flows for the year then ending. I have confirmed my acceptance and our understanding of this engagement by means of this letter. My audit has been made with the objective of our expressing an opinion on the financial statements

In planning and performing my audit of the financial statements of Integrated Financial Planning Services for the year ended 31 December 2009, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing opinion on the financial statements and not to provide assurance of the internal control structures.

I also made a study of the practices and procedures followed by the company in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the company under the requirements of rule 17a-13 or section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

I have conducted our audit in accordance with Generally Accepted Auditing Standards. Those Standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

Because of the test nature and other inherent limitations of an audit, together with the inherent limitations of any accounting and internal control system, there is an unavoidable risk that even some material misstatements may remain undiscovered.

In addition to our report on the financial statements, I expect to provide you with a separate letter concerning any material weaknesses in accounting and internal control systems if any come to my notice.

The responsibility for the preparation of financial statements including adequate disclosure is that of the management of the company, including establishment and maintenance of an internal control structure. This includes the maintenance of adequate accounting records and internal controls, the selection and application of accounting policies, the safeguarding of the assets of the company, making all financial records and related information available to the auditor, and for identifying and ensuring that the entity complies with the laws and regulations applicable to its activities. At the conclusion of the engagement, management will provide a representation letter that, among other things, addresses these matters and confirms certain representations made during the audit, including, to the best of their knowledge and belief, the absence of fraud involving management or those employees who have significant roles in the entity's internal control, or others where it could have a material effect on the financial statements.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the

internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Stephen J. Staresinic,CPA

Werastrasse 105

70190 Stuttgart

Independent Auditor's Report on the SIPC Annual Assessment Required by the SEC Rule 17a-5

Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg
Germany

In accordance with rule 17a-5(e)(4) of the Security and Exchange Commission, I have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Integrated Financial Planning Services (IFPS) for the year ended December 31, 2009. My procedures were perforned solely to assist you in complying with rule 17a-5(e)(4), and my report is not to be used for any other purposes. The procedures I performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;
2. Compared amounts reported on the audited Form X-17-A-5 for the period January 1, 2009 to December 31, 2009, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, I do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to my attention that caused me to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of IFPS taken as a whole.

Stephen J. Staresinic
Certified Public Accountant
Stuttgart, Germany
February 9, 2010

SIPC Supplemental Report pursuant to SEC Rule 17a-5(e)(4)

Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg
Germany

I have examined the SIPC general assessment of Integrated Financial Planning Services (IFPS) for the year ended December 31, 2009 and its reconciliation with financial statements of. IFPS as of December 31, 2009.

IFPS made a single payment to SIPC during the year ended December 31, 2009, the minimum annual membership fee of $150 on March 1, 2009. The Form SIPC-7T was filed on February 4, 2010.

I have compared the assessment payment recorded and its respective cash disbursement and have verified the accuracy the Annual General Assessment Reconciliation (Form SIPC-7) as well as comparing the Form SIPC-7 with the working papers supporting its data and with the working papers supporting the recorded income and other accounts of IFPS for the year ended December 31, 2009.

IFPS has not applied for an exclusion from membership in the SIPC.

In my opinion, the assessment was determined fairly in accordance with applicable instructions and forms and was duly paid.

This report is inteded solely for the information and use of the management of IFPS and the Financial Industry Regulatory Authority and is not intended to be and should not be used by anyone other than these specific parties.

Stephen J. Staresinic
Certified Public Accountant
February 9, 2010

Independent Auditor's Report

To the President
Integrated Financial Planning Services

I have audited the accompanying balance sheet of Integrated Financial Planning Services as of December 31, 2009 and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on theses financial statements based on my audit.

I conducted this audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used as well as evaluating the overall financial statement presentation. I believe that this audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Financial Planning Services as of December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Audited Net Capital Requirements as of December 31, 2009 is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen J. Staresinic
Certified Public Accountant
February 09, 2010

Integrated Financial Planning Services
Audited Net Capital Requirements
December 31, 2009

Integrated Financial Planning Services is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, Integrated Financial Planning Services had net capital of $112,105 which was $87,105 in excess of its required net capital of $25,000, and the Aggregated Indebtedness to Net Capital Ratio was 0.83 to 1.

No material differences existed on the Broker/Dealers corresponding Part IIA Quarterly 17a-(5) Focus Report for the period ending December 31, 2009.

Stephen J. Staresinic
Certified Public Accountant
February 09, 2010

Independent Auditor's Report on Internal Accounting Control

Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg
Germany

I have audited the accompanying financial statements of Integrated Financial Planning Services (IFPS) as of December 31, 2009, and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and have issued my report thereon. I conducted my audit in accordance with accounting standards generally accepted in the United States of America.

In planning and performing my audit, I considered IFPS's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessariy disclose all matters in the internal control over financial reporting that might be significant deficiencies. Under standards issued by the American Institute of Certified Public Accountants, significant deficiencies are deficiencies in internal control, of a combination of defiencies, that adversely affect IFPS's ability to initiate, authorize, record, process or report financial data reliably and in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the financial statements being audited that is more than inconsequential will not be prevented or detected. Material weaknesses are significant deficiencies, or a combination of significant deficiencies, that result in a more than remote likelihood that material misstatements in relation to the financial statements being audited will not be prevented or detected. I noted no matters involving the internal control over financial reporting and its operation that I considered to be material weaknesses.

As part of obtaining reasonable assurance about whether IFPS's financial statements are free of material misstatement, I performed tests of its compliance with certain provisions of laws, regulations, contracts and agreements, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of our audit, and accordingly, I do not express such an opinion.

This report is inteded solely for the information and use of the management of IFPS and the U.S. Security and Exchange Commission and is not intended to be and should not be used by anyone other than these specific parties.

Stephen J. Staresinic
Certified Public Accountant
February 9, 2010

Independent Auditor's Statement on Material Inadequacies

Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg
Germany

I have audited the accompanying financial statements of Integrated Financial Planning Services (IFPS) as of December 31, 2009, and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and have issued my report thereon dated February 9, 2010. I conducted my audit in accordance with accounting standards generally accepted in the United States of America.

In planning and performing my audit, I considered IFPS's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessariy disclose all matters in the internal control over financial reporting that might be significant deficiencies. Under standards issued by the American Institute of Certified Public Accountants, significant deficiencies are deficiencies in internal control, of a combination of defiencies, that adversely affect IFPS's ability to initiate, authorize, record, process or report financial data reliably and in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the financial statements being audited that is more than inconsequential will not be prevented or detected. Material weaknesses are significant deficiencies, or a combination of significant deficiencies, that result in a more than remote likelihood that material misstatements in relation to the financial statements being audited will not be prevented or detected.

I found and noted no matters involving the internal control over financial reporting and its operation that I considered to be material inadequacies.

Stephen J. Staresinic
Certified Public Accountant
February 9, 2010

INTEGRATED FINANCIAL PLANNING SERVICES

Broker/Dealer
Member NASD/SiPC

Main Office
Karlstraße 20
69117 Heidelberg,
Germany

Tel: +49-6221-23597
Fax: +49-6221-167376
Barry.Swanson@ifpsonline.com
ifpsde@ifpsonline.com

February 09, 2010

To Mr. Stephen J. Staresinic:

We are providing this letter in connection with your audit of the consolidated statement of financial condition and the related consolidated statements of income, changes in stockholders' equity and cash flows of Integrated Financial Planning Services as of December 31, 2009, and balance sheet for the year then ended, for the purpose of expressing an opinion as to whether the consolidated financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Integrated Financial Planning Services in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the consolidated financial statement of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, [as of February 09, 2010,] the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.
2. We have made available to you all financial records and related data.
3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.
4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.
5. We believe that the effects of the uncorrected financial statement misstatements summarized in the accompanying schedule are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.
6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.
7. We have no knowledge of any fraud or suspected fraud affecting the entity involving—

a. Management,
b. Employees who have significant roles in internal control, or
c. Others where the fraud could have a material effect on the financial statements.

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, analysts, regulators, short sellers, or others.

9. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10. The following have been properly recorded or disclosed in the financial statements:

a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

b. Guarantees, whether written or oral, under which the company is contingently liable.

c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the AICPA's Statement of Position (SOP) 94-6, Disclosure of Certain Significant Risks and Uncertainties. [Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.]

11. There are no—

a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Financial Accounting Standards Board (FASB) Statement No. 5, Accounting for Contingencies. fn 3

c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.

12. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

13. The company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

15. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

16. Notes to the financial statements discloses all of the facts (meaning, significant conditions and events and management plans) of which we are aware that are relevant to the Company's ability to continue as a going concern.

17. There are no material weaknesses or inadequacies at December 31, 2009, or during the period January 1, 2010, to February 09, 2010, in internal control and control activities for safeguarding securities, and the practices and procedures followed in—

a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

b. Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.

c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

d. Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by rule 15c3-3.

e. Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.

f. Making daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

18. Net capital computations, prepared by the Company during the period from January 1, 2009, through December 31, 2009, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

19. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Barry E. Swanson, President

Kathy P. Cuomo, Financial Operations Principal